SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 January 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Blocklisting Return dated 05 January, 2007
99.2	Holding(s) in Company dated 15 January, 2007
99.3	Sale of CP London - The City dated 16 January, 2007

99.1

                                                  BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 5 January 2007.

------------------------------------------

AVS No:
--------------------------------------------------------------- ------------------------------------------------------------

Name of applicant:                                              InterContinental Hotels Group PLC
--------------------------------------------------------------- ------------------------------------------------------------

Name of scheme:                                                 InterContinental Hotels Group Sharesave Plan
----------------------------------------------- --------------- ------------------------- ------- --------------------------

Period of return:                               From:           13 June 2006              To:     4 January 2007
--------------------------------------------------------------- ------------------------------------------------------------

Balance under scheme from previous return:                      1,548,522
--------------------------------------------------------------- ------------------------------------------------------------

The amount by which the block scheme has been increased, if     -
the scheme has been increased since the date of the last
return:
--------------------------------------------------------------- ------------------------------------------------------------

Number of securities issued/allotted under scheme during        -
period:
--------------------------------------------------------------- ------------------------------------------------------------

Balance under scheme not yet issued/allotted at end of period   1,548,522
--------------------------------------------------------------- ------------------------------------------------------------

Number and class of securities originally listed and the date   1,548,522 ordinary shares  - 12 June 2006
of admission
--------------------------------------------------------------- ------------------------------------------------------------

Total number of securities in issue at the end of the period    356,218,477 ordinary shares
--------------------------------------------------------------- ------------------------------------------------------------

--------------------------------------------------------------- ------------------------------------------------------------

Name of contact:                                                Catherine Springett
--------------------------------------------------------------- ------------------------------------------------------------

Address of contact:                                             Head of Secretariat
--------------------------------------------------------------- ------------------------------------------------------------

Telephone number of contact:                                    01753 410 242
--------------------------------------------------------------- ------------------------------------------------------------

SIGNED BY   ______________________________________________
                  Duly authorised officer,
                  for and on behalf of

                  InterContinental Hotels Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 5 January 2007.

------------------------------------------

AVS No:
--------------------------------------------------------------- ------------------------------------------------------------

Name of applicant:                                              InterContinental Hotels Group PLC
--------------------------------------------------------------- ------------------------------------------------------------

Name of scheme:                                                 InterContinental Hotels Group Executive Share Option  Plan
--------------------------------------------------------------- ------------------------------------------------------------

Period of return:                               From:           13 June 2006              To:     4 January 2007
----------------------------------------------- --------------- ------------------------- ------- --------------------------

Balance under scheme from previous return:                      1,924,422
--------------------------------------------------------------- ------------------------------------------------------------

The amount by which the block scheme has been increased, if     3,000,000
the scheme has been increased since the date of the last
return:
--------------------------------------------------------------- ------------------------------------------------------------

Number of securities issued/allotted under scheme during        3,068,270
period:
--------------------------------------------------------------- ------------------------------------------------------------

Balance under scheme not yet issued/allotted at end of period   1,856,152
--------------------------------------------------------------- ------------------------------------------------------------

Number and class of securities originally listed and the date   1,924,422 ordinary shares - 12 June 2006
of admission

--------------------------------------------------------------- ------------------------------------------------------------

Total number of securities in issue at the end of the period    356,218,477 ordinary shares
--------------------------------------------------------------- ------------------------------------------------------------

--------------------------------------------------------------- ------------------------------------------------------------

Name of contact:                                                Catherine Springett
--------------------------------------------------------------- ------------------------------------------------------------

Address of contact:                                             Head of Secretariat
--------------------------------------------------------------- ------------------------------------------------------------

Telephone number of contact:                                    01753 410 242
--------------------------------------------------------------- ------------------------------------------------------------

SIGNED BY   ______________________________________________
                  Duly authorised officer,
                  for and on behalf of

                  InterContinental Hotels Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

99.2

                                              SCHEDULE 10

                                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not notified

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

9 January 2007

11) Date company informed

15 January 2007

12) Total holding following this notification

Not notified

13) Total percentage holding of issued class following this notification

Below 3%

14) Any additional information

Notification that, as at 9 January 2007, Barclays PLC no longer has a notifiable interest in the Company.

15) Name of contact and telephone number for queries

Liz Lane 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Lane

17) Date of notification

15 January 2007

END

99.3

16 January 2007
                           INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
                                    CROWNE PLAZA LONDON - THE CITY

InterContinental  Hotels  Group PLC  ("IHG")  today  announces  it has sold its 33.3%  interest in the
Crowne Plaza London - The City to Grupo Statuto,  a leading  Italian real estate  investor.  The hotel has been sold for gross proceeds of £81m.  IHG's net proceeds after debt  repayments are £18m, £11m in excess of net book value.

The Crowne Plaza  London - The City (203 rooms) has been sold with a 17 year Crowne  Plaza  management agreement, with a 5 year renewal option.

Further transaction details

1. The  management  agreement  signed in respect of the Crowne Plaza  London - The City will  generate ongoing fees for IHG expected to be in excess of £0.7 million per annum.

2. IHG accounted for Crowne Plaza London - The City as an investment under IFRS, so its earnings were not consolidated.

Since  Separation in April 2003,  including  today's  announcement,  IHG has announced the disposal of
176 hotels with proceeds of approximately  £3.0 billion.  A list of IHG's owned and leased  properties
detailing   those   disposed   of,  on  the   market   and  not  on  the   market  is   available   at
http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson, Heather Ward):                     +44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon):                                              +44 (0) 1753 410 425
                                                                                +44 (0) 7808 094 471

Note to Editors:

InterContinental  Hotels Group PLC of the United  Kingdom  [LON:IHG,  NYSE:IHG  (ADRs)] is the world's largest  hotel  group by number of rooms.  InterContinental  Hotels  Group  owns,  manages,  leases or franchises,  through  various  subsidiaries,  over 3,650 hotels and 543,775  guest rooms in nearly 100 countries  and  territories  around  the world.  The Group owns a  portfolio  of well  recognised  and respected hotel brands including  InterContinental®  Hotels & Resorts, Crowne Plaza® Hotels & Resorts,
Holiday Inn® Hotels and Resorts,  Holiday Inn Express®,  Staybridge  Suites®,  Candlewood  Suites® and
Hotel Indigo®,  and also manages the world's largest hotel loyalty  programme,  Priority Club® Rewards with over 30 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at
www.ihgplc.com/media

High resolution images to accompany this announcement are available for the media to download free of charge from vismedia.co.uk . This includes profile shots of the key executives.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 January, 2007